SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  6 August 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half Yearly Report dated 6 August 2013

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2013
Good performance with strong signing activity

Financial summaryº	2013	20121		% Change YoY
			Actual	CER2	CER & ex. LDs3
Revenue	$936m	$878m	7%	7%	2%
Operating profit	$338m	$281m	20%	20%	6%
Total adjusted EPS	78.2¢	62.8¢	25%
Total basic EPS4	127.8¢	93.4¢	37%
Interim dividend per share	23.0¢	21.0¢	10%
Net debt	$861m	$564m

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have delivered a good performance in the first half, with our preferred brands driving RevPAR growth of 3.7%, including 4.0% in the second quarter.  Our global scale has allowed us to reinvest in the business whilst growing margins, resulting in solid underlying profit gains led by our Americas region, and strong cash flows.
Consistent with our long track record of returning value to shareholders, we today announce a $350m special dividend. In addition we are increasing the interim dividend by 10% reflecting our good first half results and the confidence we have in the future prospects of the business.
We continue to strengthen our foundation for future growth, signing more than 200 hotels into our pipeline, a notable increase on H1 2012 reflecting our owners' confidence in both IHG and the industry demand drivers.
Our high quality pipeline, broad geographic spread and fee based model give us confidence in the outlook, despite the ongoing challenging economic conditions in some of our markets."

Driving Market Share
•	Total gross revenue5 from hotels in IHG's system of $10.4bn, up 1% (2% CER).
•	First half global RevPAR growth of 3.7% (rate up 1.9%) with second quarter up 4.0% (rate up 1.8%).
	-	Americas 4.5% (US 4.7%); Europe 0.4%; AMEA 6.2%; Greater China (0.1)%.
	-	Q2 RevPAR: Americas 4.6% (US 4.7%); Europe 2.2%; AMEA 6.8%; Greater China (1.9)%.
•	Total system size of 678k rooms (4,643 hotels), up 1.7% year on year.
	-	15k rooms (108 hotels) added to the system, with over half of these for the Holiday Inn brand family.
	-	Pipeline of 179k rooms (1,098 hotels), over 40% under construction.
	-	Signings of 32k rooms (216 hotels) up over 40% on H1 2012, with 9k rooms in Greater China.
	-	Openings and signings include 4k rooms on US Army bases added in the half.
•	Fee revenue5 up 4%2 to $562m, led by the Americas with growth of 7%2.
	-	Increasing proportion of new rooms are now coming from developing markets, which have lower absolute RevPAR levels, particularly in the initial years as demand drivers mature.
•	Building preferred brands.
	-	Three EVEN Hotels in the pipeline at the end of June, of which two were added in H1, and with a fourth in July.
	-	Four HUALUXE Hotels & Resorts signed, taking the pipeline to 19 hotels.
	-	IHG Rewards Club launched 1 July; first loyalty programme in the industry to offer members free internet globally.
	-	Holiday Inn ranked "Highest in Guest Satisfaction Among Mid-scale Full Service Hotel Chains" by J.D. Power and Associates for 3rd year running.
	-	Holiday Inn Express Stay Smart™ campaign relaunched in the US.
•	Growing margins.
	-	Fee based margin5 of 44.0%, up c.50 basis points year on year on an underlying basis.
Uses of Cash
•	Return of funds to shareholders.
	-	$350m will be returned to shareholders via a special dividend7 to be paid with the interim dividend in October.
	-	The $500m share buyback programme is almost 50% complete, with 8.9m shares repurchased for $243m. Year to date 4.8m shares have been repurchased for $136m.
•	Growth investment funded by recycling capital.
	-	$401m6 cash from disposals primarily represents $368m6 net proceeds from InterContinental London Park Lane.
	-	Growth capital expenditure of $55m in H1 includes c.$30m on our first owned EVEN Hotel property.
	-	Full year growth capital expenditure is on track for $100m - $200m.
	-	Maintenance capital expenditure of $59m in H1 and on track for c$150m in the full year.
•	Sustainable growth in the ordinary dividend.
	-	10% increase in the interim dividend to 23¢ reflects confidence in IHG's future prospects and our cash generative business model.
Asset disposals
•	Disposal of InterContinental London Park Lane completed, with management contract secured for up to 60 years.
•	The disposal process continues for InterContinental New York Barclay.
Current trading update
•	Early indications are that current trading trends are broadly in line with the first half.
º All figures are before exceptional items unless otherwise noted. See appendices for financial headlines		1 Restated for the adoption of IAS19R
2 CER = constant exchange rates		3 Excluding liquidated damages receipts in 2013 of $31m in the Americas and $9m in Europe ($0m in 2012)
4 Including exceptional items		5 See appendix 5 for definition	6 Net of $(94)m, which has been used to provide security over UK pension liabilities
7 Special dividend to be paid without share consolidation.

Americas - Continued RevPAR progression drives profit growth
RevPAR increased 4.5% (with 2.9% rate growth) and second quarter RevPAR increased 4.6% (with 2.5% rate growth).  US RevPAR was up 4.7% in both the first half and the second quarter.  On a total basis, including the benefit from new hotels but excluding the impact from the removal of 8 hotels with one owner, US RevPAR grew 4.9% in H1 with 5.1% in the second quarter.
Revenue increased 14% to $457m and operating profit increased 21% to $282m. After adjusting for the $31m liquidated damages receipt in the managed business and excluding results from one managed lease hotel*, revenue increased 7% and operating profit increased 8%. This was driven by 6% growth in franchise royalties, and strong drop-through in the owned and leased hotels.  This was partly offset by the loss of $4m in fees relating to the 8 hotels with one owner that were removed in the first quarter, and a $4m increase in regional overheads.
We opened 10k rooms (89 hotels) in the first half, with more than half of these rooms under the Holiday Inn brand family. We signed and opened 4k rooms on US Army bases in the first half, taking the total open under this contract to 12k rooms. Signings of 18k rooms (161 hotels) are up 39% year on year (up 8% excluding the rooms on US Army bases), and included two EVEN Hotels properties.

Europe - Resilient trading in key markets
RevPAR increased 0.4%, with 0.5% rate decline. Second quarter RevPAR increased 2.2% (with 0.3% rate growth) in part reflecting the reversal of the Easter timing impact as expected. Trading was resilient in our key markets with H1 RevPAR up 1.6% in the UK, 1.1% in Germany and 4.0% in France.
Revenue of $206m was flat year on year and operating profit of $53m increased 6% (reported and CER). After adjusting for a $9m liquidated damages receipt in Europe franchised, the disposal of InterContinental London Park Lane in Q2 2013 and excluding results from managed lease hotels*, both revenue and operating profit increased 6% at CER. Strong owned and leased hotel performance was driven by 11.3% RevPAR growth at InterContinental Paris Le Grand.
We opened 2k rooms (8 hotels) in the half, including 1k rooms for the Holiday Inn brand family, a Hotel Indigo hotel in Barcelona, the first for the brand in Southern Europe and a new InterContinental in Marseille.  We signed 2k rooms (15 hotels); mostly for the Holiday Inn brand family, including a third signing under the 15 hotel multiple development agreement for Holiday Inn Express in Russia.

AMEA - Good RevPAR growth across the region
RevPAR was up 6.2% (with 1.6% rate growth) and second quarter RevPAR was up 6.8% (with 2.3% rate growth). Southeast Asia and Japan reported high single digit RevPAR growth; the Middle East and Australasia both achieved mid-single digit RevPAR increases.
Revenue decreased 6% (3% CER) to $102m and operating profit increased 3% (5% CER) to $41m. At CER and excluding results from one managed lease hotel*, revenue decreased 6% and operating profit increased 5%. This was driven by strong RevPAR growth and lower costs in the managed business, partly offset by a $3m negative impact from the renewal of a small number of long-standing contracts onto current commercial terms (full year impact expected to be $6m).
We opened 2k rooms (6 hotels) in the first half, including an InterContinental hotel in Osaka, our first new build InterContinental to open in Japan for over 15 years. We signed 3k rooms (10 hotels) in H1, up over 80% year on year, including a Crowne Plaza hotel in Oman and 2k rooms for the Holiday Inn brand family including our first Holiday Inn hotel for Mauritius. In July we announced a 15 hotel multiple development agreement in Australia for Holiday Inn Express.

Greater China - Strong signings and industry outperformance
RevPAR decreased 0.1%, (with rate down 1.2%) outperforming the industry by 5.9% points. Second quarter RevPAR decreased 1.9% with a 2.0% rate decline. This reflects the adverse impact from a series of natural disasters in Western China in Q2 and the ongoing impact from the slower macroeconomic conditions.
Revenue increased 4% (4% CER) to $112m due to 8% net rooms growth driving rooms revenue up 9% and non-rooms revenues up 3%. Operating profit was flat at $36m (reported and CER) reflecting managed system size growth and cost control measures at InterContinental Hong Kong.  This was offset by investment in regional overheads to support future growth as previously disclosed.
We opened 2k rooms (5 hotels) in H1, including a 500 room Crowne Plaza resort hotel in Xishuangbanna, the first major international hotel to open in this prime leisure market in Southwest China, and our first Hotel Indigo hotel in Hong Kong. We signed 9k rooms (30 hotels) taking the pipeline to 58k rooms and reflecting the confidence owners have in both IHG and the compelling long term growth opportunity for this region.

*See appendix 5 for definition

Interest, tax, net debt, exceptional items and accounting policy change
Interest: H1 charge of $36m (H1 2012: $25m) reflected the increase in gross debt year on year, following the issuance of a £400m bond in November 2012.
Tax: Based on the position at the end of the half, the tax charge has been calculated using an estimated annual tax rate of 31% (H1 2012: 29%).  The full year tax rate is expected to be in the low 30s in 2013 and 2014 as previously guided.
Net debt: $861m at the end of the half (including the $213m finance lease on the InterContinental Boston).  This is up from $564m at 30 June 2012 as a result of the $0.5bn special dividend paid in October 2012 and the $243m share buyback completed to date, but down on the year end position of $1,074m due to the $368m net cash inflow from the disposal of the InterContinental London Park Lane.
Exceptional operating items: net exceptional credit of $160m for the half included $166m net gain on disposal of InterContinental London Park Lane.
Adoption of IAS 19 (Revised) 'Employee Benefits': adoption of this new accounting policy from 1 January 2013 has resulted in an additional $5m charge to operating profit for H1 2012, as reflected in the restated 2012 half year accounts.

Appendix 1: RevPAR Movement Summary
	Half Year 2013			Q2 2013
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	3.7%	1.9%	1.1pts	4.0%	1.8%	1.4pts
Americas	4.5%	2.9%	1.0pts	4.6%	2.5%	1.4pts
Europe	0.4%	(0.5)%	0.6pts	2.2%	0.3%	1.4pts
AMEA	6.2%	1.6%	3.1pts	6.8%	2.3%	3.1pts
G. China	(0.1)%	(1.2)%	0.6pts	(1.9)%	(2.0)%	0.1pts

*See appendix 5 for definition Appendix 2: First Half System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	14,910	(12,926)	1,984	677,966	1.7%	31,554	178,759
Americas	10,075	(7,187)	2,888	452,505	1.3%	17,737	75,102
Europe	1,548	(3,085)	(1,537)	100,490	(0.6)%	2,126	15,090
AMEA	1,683	(2,309)	(626)	62,111	2.4%	2,540	30,836
G. China	1,604	(345)	1,259	62,860	8.0%	9,151	57,731

Appendix 3: First Half financial headlines
6 months to 30 June 2013 Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2013	2012*	2013	2012	2013	2012*	2013	2012	2013	2012	2013	2012*
Franchised	294	263	245	224	41	31	6	6	2	2	-	-
Managed	132	103	52	24	12	15	45	42	23	22	-	-
Owned & leased	51	50	11	7	17	20	1	2	22	21	-	-
Regional overheads	(65)	(57)	(26)	(22)	(17)	(16)	(11)	(10)	(11)	(9)	-	-
Profit pre central overheads	412	359	282	233	53	50	41	40	36	36	-	-
Central overheads	(74)	(78)	-	-	-	-	-	-	-	-	(74)	(78)
Group Operating profit	338	281	282	233	53	50	41	40	36	36	(74)	(78)
*Restated for the adoption of IAS19R.

Appendix 4: Constant exchange rate (CER) operating profit movement before exceptional items

	Total***		Americas		Europe		AMEA		G. China
	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**

H1 Growth/ (decline)	20%	20%	21%	21%	6%	6%	3%	5%	0%	0%

Exchange rates:	H1
	GBP:USD	EUR:USD	* US dollar actual currency
2013	0.65	0.76	** Translated at constant 2012 exchange rates
2012	0.63	0.77	*** After central overheads

Appendix 5: Definitions
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Fee based margin and fee revenue: adjusted for owned and leased hotels, managed leases hotels and individually significant liquidated damages payments.
Managed lease hotels: properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.

Appendix 6: Investor Information for 2013 interim dividend
Ex-dividend date:	21 August 2013	Record date:	23 August 2013
Payment date:	4 October 2013	Dividend payment:	Ordinary shares = 15.1 pence per share
ADRs = 23.0 cents per ADR

Appendix 7: Investor Information for 2013 special dividend
Ex-dividend date:	21 August 2013	Record date:	23 August 2013
Payment date:	4 October 2013	Dividend payment:	Ordinary shares = 87.1 pence per share
ADRs = 133.0 cents per ADR

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0) 7736 746767
Presentation for Analysts and Shareholders:
A presentation with Richard Solomons, Chief Executive Officer and Tom Singer, Chief Financial Officer will commence at 9.30am UK time on 6 August at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 11am.
There will be a live audio webcast of the results presentation on the web address http://www.ihgplc.com/interims13.
The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

UK Toll UK Toll Free US Toll US Toll Free	+44 (0)20 3003 2666 0808 109 0700 +1 646 843 4608 +1 866 966 5335
Passcode:	IHG
A replay of the 9.30 am conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	2184275
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am Eastern Standard Time on 6 August with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll US Toll Free	+44 (0)20 3003 2666 0808 109 0700 +1 646 843 4608 +1 866 966 5335
Passcode:	IHG
A replay of the 9am EST conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	8150046
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 6 August. The web address is http://www.ihgplc.com/interims13. To watch a video of Tom Singer reviewing our results visit our YouTube channel at http://www.youtube.com/ihgplc.

Notes to Editors
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo® Hotels, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® Hotels, Staybridge Suites® Hotels, Candlewood Suites® Hotels, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 74 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,600 hotels and 678,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC (the Group or IHG) for the six months ended 30 June 2013.

GROUP PERFORMANCE

	6 months ended 30 June
Group results	2013	2012	%
	$m	$m	change
Revenue
Americas	457	400	14.3
Europe	206	206	-
AMEA	102	108	(5.6)
Greater China	112	108	3.7
Central	59	56	5.4
	____	____	_____
	936	878	6.6
	____	____	____
Operating profit
Americas	282	233	21.0
Europe	53	50	6.0
AMEA	41	40	2.5
Greater China	36	36	-
Central	(74)	(78)	5.1
	____	____	_____
Operating profit before exceptional items	338	281	20.3
Exceptional operating items	160	23	595.7
	___	___	___
	498	304	63.8
Net financial expenses	(36)	(25)	(44.0)
	___	___	___
Profit before tax	462	279	65.6
	___	___	___
Earnings per ordinary share
Basic	127.8¢	93.4¢	36.8
Adjusted	78.2¢	62.8¢	24.5

Average US dollar to sterling exchange rate	$1 : £0.65	$1 : £0.63	3.2

Revenue increased by 6.6% to $936m and operating profit before exceptional items increased by 20.3% to $338m during the six months ended 30 June 2013. Excluding the benefit of $31m liquidated damages receipts in the Americas and a $9m liquidated damages receipt in Europe in 2013, revenue and operating profit increased by $21m (2.4%) and $17m (6.0%) respectively when translated at constant currency and applying 2012 exchange rates.

Fee revenue increased by 3.9% during the six months ended 30 June 2013, when translated at constant currency and applying 2012 exchange rates. Group RevPAR increased by 3.7% over the same period, with average daily rate increasing by 1.9%.

Trading was solid over the first half of the year, with continued favourable supply and demand dynamics in the US, resilience in Europe and good RevPAR growth in key markets in AMEA. RevPAR in Greater China decreased by 0.1% compared to the same period in the prior year, with the region currently experiencing industry-wide challenges.

On 1 May 2013, IHG completed the disposal of its leasehold interest in the InterContinental London Park Lane for gross proceeds of $469m. A 30 year management contract with three 10-year extension rights was secured and management fees are expected to be approximately $6m per annum.

Operating profit has increased in all regions except Greater China, with the Group's results also benefitting from System size growth of 1.7% year-on-year to 677,966 rooms.

Profit before tax increased by $183m from $279m to $462m. Adjusted earnings per ordinary share increased by 24.5% to 78.2¢.
The IHG global System (the number of hotels which are franchised, managed, owned or leased by the Group) increased in the first half of 2013 by 41 hotels (1,984 rooms) to 4,643 hotels (677,966 rooms). Openings of 108 hotels (14,910 rooms) were driven by continued expansion of the Holiday Inn brand family, which has opened more than 7,000 rooms in the first half of the year. Almost two-thirds of these rooms were opened in the US, whilst the Holiday Inn brand family continues to grow in developing markets, with openings this year in China, Thailand and the Philippines. 30 hotels (3,794 rooms) were also opened as part of the US government's Privatization of Army Lodgings initiative. 67 hotels (12,926 rooms) were removed from the System.

At 30 June 2013, the pipeline totalled 1,098 hotels (178,759 rooms), an increase of 45 hotels (9,729 rooms) since the year-end. The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid. Almost a third of the pipeline is located in the Greater China region.

Signings of 216 hotels (31,554 rooms) for the six months ended 30 June 2013 were 64 hotels (9,450 rooms) higher than in the same period in 2012 and included 33 hotels (3,926 rooms) signed as part of the US government's Privatization of Army Lodgings. Terminations of 63 hotels (6,915 rooms) were significantly lower than the corresponding period in the prior year (124 hotels, 17,654 rooms), reflecting the quality of the Group's current pipeline, following active management of deals that were dormant or no longer viable out of the pipeline in prior periods.

 THE AMERICAS

	6 months ended 30 June
Americas Results	2013	2012	%
	$m	$m	change
Revenue
Franchised	278	260	6.9
Managed	79	47	68.1
Owned and leased	100	93	7.5
	____	____	____
Total	457	400	14.3
	____	____	____
Operating profit before exceptional items
Franchised	245	224	9.4
Managed	52	24	116.7
Owned and leased	11	7	57.1
	____	____	_____
	308	255	20.8
Regional overheads	(26)	(22)	(18.2)
	____	____	____
Total	282	233	21.0
	____	____	____

Revenue increased by $57m (14.3%) to $457m and operating profit before exceptional items increased by $49m (21.0%) to $282m during the six months ended 30 June 2013. RevPAR increased by 4.5% in the first half of 2013, with the US up 4.7% reflecting continued favourable supply and demand dynamics in the country. Revenue and operating profit were adversely impacted by the loss of $4m fees on the exit of eight Holiday Inn hotels owned by FelCor Lodging Trust.

Franchised revenue increased by $18m (6.9%) to $278m. Royalties growth of 5.5% was driven by RevPAR growth of 3.5%, together with year-on-year System size growth of 1.5%. Fees associated with the initial franchising, relicensing and termination of hotels were $2m higher than the same period in 2012. Operating profit increased by $21m (9.4%) to $245m.

Managed revenue increased by $32m (68.1%) to $79m and operating profit increased by $28m (116.7%) to $52m. Revenue and operating profit included $19m (2012: $19m) and $1m (2012: $1m) respectively from a property that is structured for legal reasons as an operating lease but has the same characteristics as a management contract. Excluding this property, as well as the benefit of $31m liquidated damages receipts relating to the exit of eight hotels owned by FelCor Lodging Trust during the first half of the year, revenue increased by $1m (3.6%) and operating profit decreased by $3m (13.0%). RevPAR increased by 14.0%, partly reflecting the impact of completing renovations at a number of hotels.

Owned and leased revenue increased by $7m (7.5%) to $100m and operating profit increased by $4m (57.1%) to $11m, with RevPAR increasing by 6.3%, with a particularly strong performance at the InterContinental Boston, which achieved RevPAR growth of 10.0%.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2013 30 June	2012 31 December	2013 30 June	2012 31 December
Analysed by brand
InterContinental	51	(2)	17,443	(313)
Crowne Plaza	177	(6)	47,273	(1,457)
Holiday Inn*	808	(12)	143,662	(2,999)
Holiday Inn Express	1,961	30	171,513	3,115
Staybridge Suites	185	2	19,965	178
Candlewood Suites	304	5	29,083	408
Hotel Indigo	37	-	4,340	33
Other	80	31	19,226	3,923
	____	____	______	_____
Total	3,603	48	452,505	2,888
	____	____	______	_____
Analysed by ownership type
Franchised	3,382	28	409,955	2,106
Managed	216	20	40,148	565
Owned and leased	5	-	2,402	217
	____	____	______	_____
Total	3,603	48	452,505	2,888
	____	____	______	_____

* Includes 10 Holiday Inn Club Vacations (3,701 rooms) and 18 Holiday Inn Resort properties (4,572 rooms) (2012: 10 Holiday Inn Club Vacations (3,701 rooms) and 17 Holiday Inn Resort properties (4,240 rooms)).

The Americas System size increased in the first half of 2013 by 48 hotels (2,888 rooms), with 89 hotels (10,075 rooms) joining the system, compared to 75 hotels (8,974 rooms) in the prior year. Openings included 51 hotels (5,411 rooms) in the Holiday Inn brand family, representing more than half of the region's openings, with key openings in New York City and Philadelphia. A further 30 hotels (3,794 rooms) were also opened as part of the US government's Privatization of Army Lodgings initiative. 41 hotels (7,187 rooms) left the system in the period, including eight Holiday Inn hotels (2,526 rooms) owned by FelCor Lodging Trust for which $31m liquidated damages were received in the first half of the year. Eight Crowne Plaza hotels (1,950 rooms) were removed in the first half of the year, partly reflecting the impact of the Group's Crowne Plaza repositioning programme.

	Hotels		Rooms
Americas pipeline		Change over		Change over
	2013 30 June	2012 31 December	2013 30 June	2012 31 December
Analysed by brand
InterContinental	6	2	1,427	502
Crowne Plaza	18	2	4,121	384
Holiday Inn*	132	(7)	18,155	(672)
Holiday Inn Express	358	13	33,606	1,218
Staybridge Suites	68	4	7,102	454
Candlewood Suites	83	5	7,235	493
Hotel Indigo	20	(3)	2,651	(425)
EVEN Hotels	3	2	541	311
Other	3	3	264	264
	____	____	______	_____
Total	691	21	75,102	2,529
	____	____	______	_____
Analysed by ownership type
Franchised	674	15	71,959	1,669
Managed	16	5	2,982	699
Owned and Leased	1	1	161	161
	____	____	______	_____
Total	691	21	75,102	2,529
	____	____	______	_____

* Includes 6 Holiday Inn Resort properties (792 rooms) (2012: 5 Holiday Inn Resort properties (640 rooms)).

The Americas pipeline at 30 June 2013 totalled 691 hotels (75,102 rooms) representing an increase of 21 hotels (2,529 rooms) over 31 December 2012.

New signings in the period of 161 hotels (17,737 rooms) were ahead of the same period last year by 51 hotels (4,986 rooms) and included 33 hotels (3,926 rooms) signed as part of the US government's Privatization of Army Lodgings initiative. The majority of the signings were within the Holiday Inn and Holiday Inn Express brands (93 hotels, 9,676 rooms). Two more hotels (311 rooms) were added as EVEN Hotels in the first half of 2013, taking the total pipeline for the brand to three hotels (541 rooms). Staybridge Suites and Candlewood Suites, IHG's extended stay hotel brands, also contributed signings of 28 hotels (2,579 rooms). Terminations from the pipeline of 51 hotels (5,133 rooms) represent a reduction from the levels terminated in the prior year (100 hotels, 11,506 rooms).

EUROPE

	6 months ended 30 June
Europe results	2013	2012	%
	$m	$m	change
Revenue
Franchised	53	42	26.2
Managed	72	71	1.4
Owned and leased	81	93	(12.9)
	____	____	____
Total	206	206	-
	____	____	____
Operating profit before exceptional items
Franchised	41	31	32.3
Managed	12	15	(20.0)
Owned and leased	17	20	(15.0)
	____	____	_____
	70	66	6.1
Regional overheads	(17)	(16)	(6.3)
	____	____	____
Total	53	50	6.0
	____	____	____

Revenue was flat at $206m and operating profit before exceptional items increased by $3m (6.0%) to $53m during the six months ended 30 June 2013. RevPAR increased by 0.4%, despite challenging economic conditions across much of the region. Trading was resilient in our key markets, with first half RevPAR up 1.6% in the UK, 1.1% in Germany and 4.0% in France.

Franchised revenue and operating profit increased by $11m (26.2%) to $53m and by $10m (32.3%) to $41m respectively. On a constant currency basis and excluding the benefit of a $9m liquidated damages receipt in 2013, revenue and operating profit increased by $3m (7.1%) and $1m (3.2%) respectively, with RevPAR up 0.4%.

Managed revenue increased by $1m (1.4%) to $72m and operating profit decreased by $3m (20.0%) to $12m. Revenue included $42m (2012: $38m) and operating profit included a loss of $1m (2012: $1m profit) from properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts. At constant currency and excluding these properties, revenue and operating profit decreased by $2m (6.1%) and $1m (7.1%), with RevPAR decreasing by 0.3% compared to the same period in 2012 and year-on-year System size declining by 1.0%.

Owned and leased revenue and operating profit decreased by $12m (12.9%) to $81m and by $3m (15.0%) to $17m. On a constant currency basis and after adjusting for the disposal of the InterContinental London Park Lane in 2013, revenue increased by $6m (11.5%), with RevPAR increasing by 11.3% at the InterContinental Paris Le Grand. Operating profit increased by $3m (50.0%) on the same basis.

	Hotels		Rooms
Europe hotel and room count		Change over		Change over
	2013 30 June	2012 31 December	2013 30 June	2012 31 December
Analysed by brand
InterContinental	30	-	9,307	(87)
Crowne Plaza	83	(1)	19,338	(228)
Holiday Inn*	280	(8)	45,320	(1,290)
Holiday Inn Express	211	(1)	24,895	(8)
Staybridge Suites	4	-	605	-
Hotel Indigo	11	1	1,025	76
	____	____	______	_____
Total	619	(9)	100,490	(1,537)
	____	____	______	_____
Analysed by ownership type
Franchised	520	(8)	78,575	(1,324)
Managed	98	-	21,445	234
Owned and leased	1	(1)	470	(447)
	____	____	______	_____
Total	619	(9)	100,490	(1,537)
	____	____	______	_____

* Includes 2 Holiday Inn Resort properties (212 rooms) (2012: 3 Holiday Inn Resort properties (362 rooms)).

During the first half of 2013, Europe System size decreased by 9 hotels (1,537 rooms) to 619 hotels (100,490 rooms). Openings of eight hotels (1,548 rooms), were mainly within the Holiday Inn brand family, which opened five hotels (1,080 rooms). Other key openings included the 194-room InterContinental Marseille - Hotel Dieu, the fourth for the brand in France, and the Hotel Indigo Barcelona - Plaza Catalunya, the first for the brand in southern Europe. 17 hotels (3,085 rooms) left the system in the period.

	Hotels		Rooms
Europe pipeline		Change over		Change over
	2013 30 June	2012 31 December	2013 30 June	2012 31 December
Analysed by brand
InterContinental	1	(1)	216	(188)
Crowne Plaza	11	(1)	2,566	(203)
Holiday Inn	23	3	4,628	361
Holiday Inn Express	43	-	6,097	(187)
Staybridge Suites	1	-	168	-
Hotel Indigo	14	1	1,415	123
	____	____	______	_____
Total	93	2	15,090	(94)
	____	____	______	_____
Analysed by ownership type
Franchised	84	1	11,780	(406)
Managed	9	1	3,310	312
	____	____	______	_____
Total	93	2	15,090	(94)
	____	____	______	_____

The Europe pipeline at 30 June 2013 totalled 93 hotels (15,090 rooms), broadly in line with the pipeline at 31 December 2012. A total of 15 hotels (2,126 rooms) were added to the region's pipeline during the first six months of 2013. New signings were focussed on the Holiday Inn and Holiday Inn Express brands (11 hotels, 1,597 rooms), whilst Hotel Indigo continued to gain good traction with a further three hotel signings (278 rooms), including first signings for the brand in Italy and Finland. Terminations from the pipeline amounted to 5 hotels (672 rooms).

ASIA, MIDDLE EAST & AFRICA (AMEA)

	6 months ended 30 June
AMEA results	2013	2012	%
	$m	$m	change
Revenue
Franchised	8	10	(20.0)
Managed	73	75	(2.7)
Owned and leased	21	23	(8.7)
	____	____	_____
Total	102	108	(5.6)
	____	____	____
Operating profit before exceptional items
Franchised	6	6	-
Managed	45	42	7.1
Owned and leased	1	2	(50.0)
	____	___	_____
	52	50	4.0
Regional overheads	(11)	(10)	(10.0)
	____	____	____
Total	41	40	2.5
	____	____	_____

Revenue decreased by $6m (5.6%) to $102m and operating profit before exceptional items increased by $1m (2.5%) to $41m. RevPAR increased by 6.2% in the first half of the year, with strong trading in the Middle East, Southeast Asia and Japan.

Franchised revenue decreased by $2m (20.0%) to $8m whilst operating profit was flat at $6m.

Managed revenue decreased by $2m (2.7%) to $73m and operating profit increased by $3m (7.1%) to $45m. During the first half of 2013, a new property opened under an operating lease structure, with the same characteristics as a management contract, contributing revenue of $2m and operating profit of nil. Excluding this property and on a constant currency basis, revenue decreased by $3m (4.0%) and operating profit increased by $4m (9.5%). This was driven by strong RevPAR growth of 5.8%, partly offset by a $3m negative year-on-year impact from the renewal of a small number of long-standing contracts onto current commercial terms.

In the owned and leased estate, revenue and operating profit decreased by $2m (8.7%) to $21m and by $1m (50.0%) to $1m respectively.

	Hotels		Rooms
AMEA hotel and room count	2013	Change over 2012	2013	Change over 2012
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	66	1	21,016	225
Crowne Plaza	64	(1)	18,490	(69)
Holiday Inn*	75	-	17,256	(184)
Holiday Inn Express	12	-	2,877	-
Staybridge Suites	2	-	304	-
Other	11	(2)	2,168	(598)
	____	____	______	_____
Total	230	(2)	62,111	(626)
	____	____	______	_____
Analysed by ownership type
Franchised	48	-	11,121	261
Managed	180	(2)	50,403	(887)
Owned and leased	2	-	587	-
	____	____	______	_____
Total	230	(2)	62,111	(626)
	____	____	______	_____

* Includes 13 Holiday Inn Resort properties (2,638 rooms) (2012: 14 Holiday Inn Resort properties (3,311 rooms)).

AMEA System size decreased by two hotels (626 rooms) to 230 hotels (62,111 rooms) in the first half of 2013. Openings of six hotels (1,683 rooms) included the 272-room InterContinental Osaka, our first new-build InterContinental to open in Japan for over 15 years. Eight hotels (2,309 rooms) were removed from the System.

	Hotels		Rooms
AMEA pipeline	2013	Change over 2012	2013	Change over 2012
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	20	-	5,365	(1)
Crowne Plaza	16	(2)	4,622	(723)
Holiday Inn*	48	1	11,358	463
Holiday Inn Express	37	2	7,371	280
Staybridge Suites	7	1	908	180
Hotel Indigo	7	1	1,212	280
	____	____	______	_____
Total	135	3	30,836	479
	____	____	______	_____
Analysed by ownership type
Franchised	4	2	742	317
Managed	131	1	30,094	162
	____	___	______	_____
Total	135	3	30,836	479
	____	____	______	_____

* Includes 5 Holiday Inn Resort properties (1,301 rooms) (2012: 4 Holiday Inn Resort properties (900 rooms)).

The pipeline in AMEA increased over the period by three hotels (479 rooms) to 135 hotels (30,836 rooms). This movement included signings of 10 hotels (2,540 rooms), with seven hotels (1,760 rooms) added in the Holiday Inn brand family, including the first Holiday Inn hotel for Mauritius. Overall signings were higher than the corresponding period in the prior year, where six hotels (1,395 rooms) were added to the pipeline. One hotel (378 rooms) was terminated from the pipeline, compared to nine hotels (2,615 rooms) in the same period in the prior year.

GREATER CHINA

	6 months ended 30 June
Greater China results	2013	2012	%
	$m	$m	change
Revenue
Franchised	2	1	100.0
Managed	41	40	2.5
Owned and leased	69	67	3.0
	____	____	_____
Total	112	108	3.7
	____	____	____
Operating profit before exceptional items
Franchised	2	2	-
Managed	23	22	4.5
Owned and leased	22	21	4.8
	____	____	_____
	47	45	4.4
Regional overheads	(11)	(9)	(22.2)
	____	____	____
Total	36	36	-
	____	____	_____

Revenue increased by $4m to $112m (3.7%) and operating profit before exceptional items was flat at $36m. RevPAR decreased by 0.1% in the first half of the year, outperforming the industry by 5.9 percentage points. Trading in the first half of 2013 was impacted by a series of natural disasters in Western China and the on-going impact from slower macroeconomic conditions.

Franchised revenue increased by $1m (100.0%) to $2m, whilst operating profit was flat at $2m.

Managed revenue and operating profit increased by $1m (2.5%) to $41m and by $1m (4.5%) to $23m respectively. Year-on-year System size growth of 8.4% was offset by a RevPAR decrease of 0.8% compared to last year. Total gross revenue derived from non-rooms business also increased by 2.6%, compared to the six months ended 30 June 2012.

In the owned and leased estate, revenue increased by $2m (3.0%) to $69m, whilst operating profit increased by $1m (4.8%) to $22m. RevPAR decreased by 1.0% at the InterContinental Hong Kong, although this was offset by a 6.9% increase in non-rooms revenues.

Regional overheads increased by $2m (22.2%) to $11m, mainly reflecting additional resources to support growth in the region.

	Hotels		Rooms
Greater China hotel and room count	2013	Change over 2012	2013	Change over 2012
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	23	1	9,514	141
Crowne Plaza	62	2	22,279	827
Holiday Inn*	64	-	20,874	97
Holiday Inn Express	38	1	9,650	197
Hotel Indigo	4	1	543	138
Other	-	(1)	-	(141)
	____	____	______	_____
Total	191	4	62,860	1,259
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	186	4	60,173	1,259
Owned and leased	1	-	503	-
	____	____	______	_____
Total	191	4	62,860	1,259
	____	____	______	_____

* Includes 3 Holiday Inn Resort properties (893 rooms) (2012: 3 Holiday Inn Resort properties (893 rooms)).

Greater China System size increased by four hotels (1,259 rooms) to 191 hotels (62,860 rooms) in the first half of 2013. Openings of five hotels (1,604 rooms) included the 138-room Hotel Indigo Hong Kong Island, the fourth for the brand in the Greater China region and the first in Hong Kong. One hotel (345 rooms) was removed from the System.

	Hotels		Rooms
Greater China pipeline	2013	Change over 2012	2013	Change over 2012
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	25	3	11,610	2,592
Crowne Plaza	52	-	18,508	(824)
Holiday Inn*	42	5	12,352	1,353
Holiday Inn Express	35	6	8,237	2,240
Hotel Indigo	6	1	760	191
HUALUXE	19	4	6,264	1,360
Other	-	-	-	(97)
	____	____	______	_____
Total	179	19	57,731	6,815
	____	____	______	_____
Analysed by ownership type
Managed	179	19	57,731	6,815
	____	____	______	_____
Total	179	19	57,731	6,815
	____	____	______	_____

* Includes 4 Holiday Inn Resort properties (1,200 rooms) (2012: 3 Holiday Inn Resort properties (850 rooms)).

The pipeline in Greater China increased in the first half of 2013 by 19 hotels (6,815 rooms) to 179 hotels (57,731 rooms). 30 hotels (9,151 rooms) were signed into the pipeline, compared to 19 hotels (4,994 rooms) in the same period last year. Signings included a further four hotels (1,320 rooms) in the HUALUXE Hotels and Resorts brand, taking the total pipeline for the brand to 19 hotels (6,264 rooms). 16 hotels (4,929 rooms) were signed in the Holiday Inn brand family, including the 1,000-room Holiday Inn Express Changbaishan. Signings also included three InterContinental hotels (1,040 rooms). Six hotels (732 rooms) were terminated from the pipeline.

CENTRAL
Net central costs decreased by $4m (5.1%) to $74m during the six months ended 30 June 2013.

SYSTEM FUNDS

In the six months ended 30 June 2013, System Fund income increased by $18m (2.9%) to $629m due to the growth in hotel room revenues and marketing programmes.

OTHER FINANCIAL INFORMATION

Exceptional Operating Items

Exceptional operating items totalled a net gain of $160m. Exceptional gains included $166m gain on disposal of the InterContinental London Park Lane and $7m gain on disposal of a hotel by an associate in the Americas region. Exceptional charges included a $10m litigation provision relating to the agreed settlement of a lawsuit filed against the Group and $3m loyalty programme rebranding costs.

Net Financial Expenses

Net financial expenses increased by $11m to $36m for the six months ended 30 June 2013 reflecting the increase in gross debt year-on-year following the issuance of a 10-year £400m public bond in November 2012 with a coupon of 3.875% under the Group's Medium Term Notes programme.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 31%. By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 33%. This rate is higher than the average UK statutory rate for the year of 23.25% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $28m. This represented, primarily, tax charges arising as a consequence of the disposal of the InterContinental London Park Lane.

Net tax paid in the six months ended 30 June 2013 totalled $45m.

Dividends

The Board has proposed an interim dividend per ordinary share of 23.0¢ (15.1p), representing growth of 9.5% on the 2012 interim dividend.

Capital Structure and Liquidity Management

During the six months ended 30 June 2013, $226m of cash was generated from operating activities. $114m was invested in capital expenditure and $495m was generated from the disposal of assets, of which $94m was invested in ring-fenced cash deposits providing security for pension obligations of the Group in the UK. After shareholder returns of $242m including $127m of share buybacks, net debt at 30 June 2013 was $861m. Net debt included $213m in respect of the finance lease obligations for the InterContinental Boston and $35m in respect of currency swaps related to the £250m sterling bond.

On 6th August 2013, IHG announced a $350m special dividend to be paid in the fourth quarter of 2013. The $500m share buyback programme announced last year is almost 50% complete with 4.1m shares repurchased in the period to 31 December 2012 and a further 4.8m shares repurchased in the six months to 30 June 2013 for a total consideration of $243m before transaction costs.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could materially affect the Group's business for the remainder of the financial year remain those set out on pages 42 to 44 of the IHG Annual Report and Financial Statements 2012.

In summary, the Group is exposed to risks relating to:

• political and economic developments;
• events that adversely impact domestic or international travel;
• the hotel industry supply and demand cycle; • the dependency on a wide range of external stakeholders and business partners;
• identifying, securing and retaining franchise and management agreements;
• changing technology and systems;

•     the reputation of its brands and the protection of intellectual property rights;
•     the reliance upon its proprietary reservations system and is exposed to the risk of failures in the system and increased competition in reservations infrastructure;
•     information security and data privacy;
•     safety security and crisis management;

• requiring the right people, skills and capability to manage growth and change;
• compliance with existing and changing regulations across numerous countries, territories and jurisdictions;
• litigation; • corporate responsibility;
• its financial stability, ability to borrow and satisfy debt covenants;
• funding in relation to the defined benefits under its pension plans; and
• difficulties insuring the business.

We have delivered a good performance in the first half, with our preferred brands driving RevPAR growth of 3.7%. Our global scale has allowed us to reinvest in the business whilst growing margins, resulting in solid underlying profit gains and strong cash flows.

We continue to strengthen our foundation for future growth, signing more than 200 hotels into our pipeline, a notable increase on this time last year and reflecting our owners' confidence in both IHG and the industry demand drivers.

Our high quality pipeline, broad geographic spread and fee based model give us confidence in the outlook, despite the on-going challenging economic conditions in some of our markets. Forward indicators are positive with overall booking pace up on last year, with increases in both demand and rate. The travel industry continues to benefit from good long term growth trends and we are well positioned to capture this. Within this, the Eurozone continues to see limited economic growth however the Group is not significantly exposed to this region. In Greater China trading remains challenging at present but we would expect some improvement as the year progresses. Overall, our high quality pipeline, broad geographic spread and fee based model give us confidence in the outlook, despite the on-going economic challenges in some of our markets.

Consistent with our long track record of creating value for shareholders, we today announce a $350m special dividend. In addition we are increasing the interim dividend by 10% reflecting our good first half results and the confidence we have in the future prospects of the business.

A copy of the IHG Annual Report and Financial Statements 2012 is available at www.ihgplc.com.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces is given in this Interim Management Report. Information on the Group's treasury management policies can be found in note 21 to the Group Financial Statements in the IHG Annual Report and Financial Statements 2012. The Group refinanced its bank debt in November 2011 putting in place a five-year $1.07bn syndicated bank facility which matures in November 2016. This facility was undrawn at 30 June 2013. In November 2012, the Group issued a 10-year £400m public bond under its Medium Term Notes programme. The £250m seven-year public bond issued under the programme in December 2009 remains outstanding. At the end of June 2013, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread means that it is well placed to manage through uncertain times and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance and taking into account the risks and uncertainties outlined in this Interim Management Report, show that the Group should be able to operate within the level of its current facilities.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

• The condensed set of Financial Statements has been prepared in accordance with IAS 34;

•      The Interim Management Report includes a fair review of the important events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

• The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Richard Solomons                               Tom Singer
Chief Executive                                     Chief Financial Officer

5 August 2013                                      5 August 2013

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2013

	6 months ended 30 June 2013			6 months ended 30 June 2012 (restated*)
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	936	-	936	878	-	878
Cost of sales	(377)	-	(377)	(377)	-	(377)
Administrative expenses	(182)	(13)	(195)	(178)	-	(178)
Share of profits of associates and joint ventures	-	7	7	2	-	2
Other operating income and expenses	1	166	167	2	-	2
	_____	____	____	_____	____	____
	378	160	538	327	-	327

Depreciation and amortisation	(40)	-	(40)	(46)	-	(46)
Impairment	-	-	-	-	23	23
	_____	____	____	_____	____	____

Operating profit (note 3)	338	160	498	281	23	304
Financial income	3	-	3	2	-	2
Financial expenses	(39)	-	(39)	(27)	-	(27)
	_____	____	____	_____	____	____

Profit before tax	302	160	462	256	23	279

Tax (note 5)	(93)	(28)	(121)	(74)	66	(8)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	209	132	341	182	89	271
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	208	132	340	182	89	271
Non-controlling interest	1	-	1	-	-	-
	____	____	____	____	____	____
	209	132	341	182	89	271
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			127.8¢			93.4¢
Diluted			126.4¢			91.9¢
Adjusted	78.2¢			62.8¢
Adjusted diluted	77.3¢			61.7¢
	====		====	====		====

*	Restated for the adoption of IAS19R 'Employee Benefits' (see note 1)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2013

	2013 6 months ended 30 June $m	2012 6 months ended 30 June (restated*) $m

Profit for the period	341	271

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Available-for-sale financial assets:
Gains/(losses) on valuation	14	(4)
Exchange differences:
On retranslation of foreign operations, net of related tax credit of $2m (2012 $1m)	(34)	(9)
Losses reclassified to profit on hotel disposal	46	-
	____	____
	26	(13)
Items that will not be reclassified to profit or loss:
Defined benefit pension plans:
Actuarial (losses)/gains, including related tax charge of $9m (2012 credit of $1m)	(22)	1
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of a related tax charge of $1m (2012 credit of $13m)	9	12
Tax related to pension contributions	1	1
	____	____
	(12)	14
	____	____
Total other comprehensive income for the period	14	1
	____	____
Total comprehensive income for the period	355	272
	====	====
Attributable to:
Equity holders of the parent	355	272
Non-controlling interest	-	-
	____	____
	355	272
	====	====

*	Restated for the adoption of IAS19R 'Employee Benefits' (see note 1)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2013

	6 months ended 30 June 2013
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	179	(2,652)	2,781	9	317

Total comprehensive income for the period	-	27	328	-	355
Issue of ordinary shares	4	-	-	-	4
Repurchase of shares	-	-	(137)	-	(137)
Movement in shares in employee share trusts	-	31	(60)	-	(29)
Equity-settled share-based cost	-	-	13	-	13
Tax related to share schemes	-	-	9	-	9
Equity dividends paid	-	-	(115)	(1)	(116)
Exchange adjustments	(11)	11	-	-	-
	_____	_____	____	____	____
At end of the period	172	(2,583)	2,819	8	416
	=====	=====	====	====	====

	6 months ended 30 June 2012
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	162	(2,650)	3,035	8	555

Total comprehensive income for the period	-	(13)	285	-	272
Issue of ordinary shares	7	-	-	-	7
Movement in shares in employee share trusts	-	18	(63)	-	(45)
Equity-settled share-based cost	-	-	13	-	13
Tax related to share schemes	-	-	14	-	14
Equity dividends paid	-	-	(113)	-	(113)
Share of reserve in equity accounted investment	-	-	5	-	5
Exchange adjustments	1	(1)	-	-	-
	_____	_____	____	____	____
At end of the period	170	(2,646)	3,176	8	708
	=====	=====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2013

	2013 30 June	2012 30 June	2012 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,079	1,336	1,056
Goodwill	83	92	93
Intangible assets	408	342	354
Investment in associates and joint ventures	87	90	84
Retirement benefit assets	78	26	99
Other financial assets	260	145	155
Non-current tax receivable	23	42	24
Deferred tax assets	161	145	204
	_____	_____	_____
Total non-current assets	2,179	2,218	2,069
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	518	465	422
Current tax receivable	4	4	31
Derivative financial instruments	-	-	2
Other financial assets	5	5	6
Cash and cash equivalents	396	70	195
	_____	_____	_____
Total current assets	927	548	660
Non-current assets classified as held for sale	226	218	534
	______	______	______
Total assets (note 3)	3,332	2,984	3,263
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(16)	(21)	(16)
Derivative financial instruments	-	(1)	-
Trade and other payables	(691)	(671)	(709)
Provisions	(4)	(1)	(1)
Current tax payable	(43)	(76)	(54)
	_____	_____	_____
Total current liabilities	(754)	(770)	(780)
	_____	_____	_____
Loans and other borrowings	(1,206)	(588)	(1,242)
Derivative financial instruments	(42)	(37)	(19)
Retirement benefit obligations	(161)	(192)	(187)
Trade and other payables	(585)	(527)	(563)
Provisions	-	(1)	(1)
Deferred tax liabilities	(106)	(101)	(93)
	_____	_____	_____
Total non-current liabilities	(2,100)	(1,446)	(2,105)
Liabilities classified as held for sale	(62)	(60)	(61)
	_____	_____	_____
Total liabilities	(2,916)	(2,276)	(2,946)
	=====	=====	=====
Net assets	416	708	317
	=====	=====	=====
EQUITY
Equity share capital	172	170	179
Capital redemption reserve	11	10	11
Shares held by employee share trusts	(15)	(9)	(48)
Other reserves	(2,892)	(2,894)	(2,901)
Unrealised gains and losses reserve	86	67	72
Currency translation reserve	227	180	214
Retained earnings	2,819	3,176	2,781
	______	______	______
IHG shareholders' equity	408	700	308
Non-controlling interest	8	8	9
	______	______	______
Total equity	416	708	317
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2013

	2013 6 months ended 30 June	2012 6 months ended 30 June (restated*)
	$m	$m

Profit for the period	341	271
Adjustments for:
Net financial expenses	36	25
Income tax charge	121	8
Depreciation and amortisation	40	46
Impairment	-	(23)
Other exceptional operating items	(160)	-
Equity-settled share-based cost	11	11
Other items	2	(2)
	_____	_____
Operating cash flow before movements in working capital	391	336
Net change in loyalty programme liability and System Fund surplus	99	118
Other changes in net working capital	(198)	(208)
Utilisation of provisions, net of cost	2	(12)
Retirement benefit contributions, net of cost	(9)	(3)
Cash flows relating to exceptional operating items	(9)	-
	_____	_____
Cash flow from operations	276	231
Interest paid	(11)	(13)
Interest received	1	1
Tax paid on operating activities	(40)	(38)
	_____	_____
Net cash from operating activities	226	181
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(62)	(12)
Purchase of intangible assets	(39)	(32)
Investment in other financial assets	(100)	-
Investment in associates and joint ventures	(7)	(1)
Disposal of hotel assets, net of costs	462	-
Proceeds from other financial assets	16	3
Distribution from associate on sale of hotel	17	-
Tax paid on disposals	(5)	(2)
	_____	_____
Net cash from investing activities	282	(44)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	4	7
Purchase of own shares	(127)	-
Purchase of own shares by employee share trusts	(32)	(45)
Dividends paid to shareholders	(115)	(113)
Dividends paid to non-controlling interests	(1)	-
Decrease in other borrowings	(1)	(99)
	_____	_____
Net cash from financing activities	(272)	(250)
	_____	_____
Net movement in cash and cash equivalents in the period	236	(113)
Cash and cash equivalents at beginning of the period	195	182
Exchange rate effects	(35)	1
	_____	_____
Cash and cash equivalents at end of the period	396	70
	=====	=====

*	Restated for the adoption of IAS19R 'Employee Benefits' (see note 1)

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority and IAS 34 'Interim Financial Reporting'. Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2012.

With effect from 1 January 2013, the Group has adopted IAS 19 (Revised) 'Employee Benefits' which introduces a number of changes to accounting for defined benefit plans, including the removal of expected returns on plan assets from the income statement.  Instead, there is a requirement to recognise interest on the net defined benefit asset/liability (after any asset restrictions), calculated using the discount rate used to measure the defined benefit obligation.  This change in accounting policy has required restatements of the Group income statement, Group statement of comprehensive income and Group statement of cash flows for the six months ended 30 June 2012, resulting in an additional charge to operating profit of $5m with an equivalent reduction in actuarial losses in other comprehensive income.  The tax impacts of the adjustments are a $1m credit to the income statement with an equivalent charge against the reduced actuarial losses.  Basic, diluted, adjusted and adjusted diluted earnings per share are reduced by 1.4, 1.3, 1.3 and 1.4 cents respectively.  There has been no change to previously reported retained earnings or balance sheet amounts.

The Group has also adopted IAS 1 (Amendment) 'Presentation of  Items of Other Comprehensive Income, which changes the grouping of items presented in the Groups statement of comprehensive income so that items which may be reclassified to profit or loss in the future are presented separately from items that will never be reclassified.  The amendment affects presentation only and has had no impact on the Group's financial position or performance.

In addition, with effect from 1 January 2013, the Group has implemented IAS 28 (Amendment) 'Investments in Associates and Joint Ventures', IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements', IFRS 12 'Disclosure of Interests in Other Entities' and IFRS 13 'Fair Value Measurement'.  The adoption of these standards has had no material impact on the Group's financial performance or position and there has been no requirement to restate prior year comparatives.  IFRS 13 introduces new disclosure requirements for interim financial statements and these are provided in note 10.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2012 has been extracted from the Group's published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and contain an unqualified audit report and which have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1= £0.65 (2012 $1=£0.63). In the case of the euro, the translation rate is $1 = €0.76 (2012 $1 = €0.77).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.66 (2012 30 June $1 = £0.64; 31 December $1 = £0.62). In the case of the euro, the translation rate is $1 = €0.77 (2012 30 June $1 = €0.79; 31 December $1 = €0.76).

3.	Segmental information

	Revenue	2013 6 months ended 30 June	2012 6 months ended 30 June
		$m	$m

	Americas	457	400
	Europe	206	206
	AMEA	102	108
	Greater China	112	108
	Central	59	56
		____	____
	Total revenue	936	878
		====	====
	All results relate to continuing operations.

Profit	2013 6 months ended 30 June $m	2012 6 months ended 30 June (restated*) $m

Americas	282	233
Europe	53	50
AMEA	41	40
Greater China	36	36
Central	(74)	(78)
	____	____
Reportable segments' operating profit	338	281
Exceptional operating items (note 4)	160	23
	____	____
Operating profit	498	304

Financial income	3	2
Financial expenses	(39)	(27)
	____	____
Profit before tax	462	279
	====	====
All results relate to continuing operations.

*	Restated for the adoption of IAS19R 'Employee Benefits' (see note 1).

Assets	2013 30 June $m	2012 30 June $m	2012 31 December $m

Americas	1,104	988	957
Europe	638	828	928
AMEA	265	279	282
Greater China	383	390	390
Central	358	238	250
	____	____	____
Segment assets	2,748	2,723	2,807

Unallocated assets:
Non-current tax receivable	23	42	24
Deferred tax assets	161	145	204
Current tax receivable	4	4	31
Derivative financial instruments	-	-	2
Cash and cash equivalents	396	70	195
	____	____	____
Total assets	3,332	2,984	3,263
	====	====	====

4.	Exceptional items
		2013 6 months ended 30 June $m	2012 6 months ended 30 June $m
	Continuing operations:
	Exceptional operating items
	Administrative expenses:
	Litigation (a)	(10)	-
	Loyalty programme rebranding costs	(3)	-
		____	____
		(13)	-
	Share of profits of associates and joint ventures:
	Share of gain on disposal of a hotel (b)	7	-

	Other operating income and expenses:
	Gain on disposal of a hotel (c)	166	-

	Impairment:
	Reversals of previously recorded impairment:
	Property, plant and equipment (d)	-	23
		____	____
		160	23
		====	====
	Tax
	Tax on exceptional operating items	(10)	(13)
	Exceptional tax (e)	(18)	79
		____	____
		(28)	66
		====	====

These items are treated as exceptional by reason of their size or nature.
a)	Relates to an agreed settlement in respect of a lawsuit filed against the Group.
b)	Relates to the sale of a hotel by an associate in the Americas region.
c)	Relates to the sale of the InterContinental London Park Lane.
d)	Related to the reversal of a previously recorded impairment charge on a North American hotel.
e)
In 2013 represents, primarily, deferred tax related to the expected repatriation of earnings consequential upon the disposal of the InterContinental London Park Lane.  In 2012, represented the release of provisions which were exceptional by reason of their size or nature relating to tax matters which had been settled or in respect of which the relevant statutory limitation period had expired, together with the recognition of deferred tax assets as a result of the associated reduction in future uncertainty as to their recoverability.

5.	Tax
The tax charge on profit for the period from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 31% (2012 29%) analysed as follows.

	2013	2013	2013	2012	2012	2012
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit (restated*) $m	Tax (restated*) $m	Tax (restated*) rate

Before exceptional items	302	(93)	31%	256	(74)	29%

Exceptional items	160	(28)		23	66
	____	____		____	____
	462	(121)		279	(8)
	====	====		====	====
Analysed as:
UK tax		(13)			33
Foreign tax		(108)			(41)
		____			____
		(121)			(8)
		====			====
*	Restated for the adoption of IAS19R 'Employee Benefits' (see note 1).

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations for the six months ended 30 June	2013	2012 (restated*)

Basic earnings per ordinary share
Profit available for equity holders ($m)	340	271
Basic weighted average number of ordinary shares (millions)	266	290
Basic earnings per ordinary share (cents)	127.8	93.4
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	340	271
Diluted weighted average number of ordinary shares (millions)	269	295
Diluted earnings per ordinary share (cents)	126.4	91.9
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	340	271
Adjusting items (note 4):
Exceptional operating items ($m)	(160)	(23)
Tax on exceptional operating items ($m)	10	13
Exceptional tax ($m)	18	(79)
	____	____
Adjusted earnings ($m)	208	182
Basic weighted average number of ordinary shares (millions)	266	290
Adjusted earnings per ordinary share (cents)	78.2	62.8
	====	====
Diluted weighted average number of ordinary shares (millions)	269	295
Adjusted diluted earnings per ordinary share (cents)	77.3	61.7
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2013 millions	2012 millions
Basic weighted average number of ordinary shares	266	290
Dilutive potential ordinary shares - employee share options	3	5
	____	____
	269	295
	====	====

*	Restated for the adoption of IAS19R 'Employee Benefits' (see note 1).

7.	Dividends and shareholder returns
		2013 cents per share	2012 cents per share	2013 $m	2012 $m
	Paid during the period:
	Final (declared for previous year)	43.0	39.0	115	113
		=====	=====	====	====
	Proposed for the period:
	Interim	23.0	21.0	61	61
		=====	=====	====	====

Under the $500m share buyback programme announced on 7 August 2012, 4,777,504 shares were repurchased in the six months to 30 June 2013 for a consideration of $136m (before transaction costs), increasing the total amount repurchased to $243m.  All of the shares repurchased in 2013 were held as Treasury Shares at 30 June 2013, the cost of which has been deducted from retained earnings.  There were no Treasury Shares held at 31 December 2012 or earlier.

On 6 August 2013, the Group also announced a special dividend of 133.0 cents per share amounting to approximately $350m payable on 4 October 2013 on shares in issue on 23 August 2013.

8.	Net debt
		2013 30 June	2012 30 June	2012 31 December
		$m	$m	$m

	Cash and cash equivalents	396	70	195
	Loans and other borrowings - current	(16)	(21)	(16)
	Loans and other borrowings - non-current	(1,206)	(588)	(1,242)
	Derivatives hedging debt values*	(35)	(25)	(11)
		____	____	____
	Net debt	(861)	(564)	(1,074)
		====	====	====
	Finance lease liability included above	(213)	(210)	(212)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

9.	Movement in net debt
		2013 6 months ended 30 June	2012 6 months ended 30 June	2012 12 months ended 31 December
		$m	$m	$m

	Net increase/(decrease) in cash and cash equivalents	236	(113)	15
	Add back cash flows in respect of other components of net debt:
	Issue of long-term bonds	-	-	(632)
	Decrease in other borrowings	1	99	99
		____	____	____
	Decrease/(increase) in net debt arising from cash flows	237	(14)	(518)

	Non-cash movements:
	Finance lease liability	(2)	(1)	(3)
	Exchange and other adjustments	(22)	(11)	(15)
		____	____	____
	Decrease/(increase) in net debt	213	(26)	(536)

	Net debt at beginning of the period	(1,074)	(538)	(538)
		____	____	____
	Net debt at end of the period	(861)	(564)	(1,074)
		====	====	====

10.	Fair values
10.	The table below compares carrying amounts and fair values of the Group's financial assets and liabilities at 30 June 2013:
		Carrying value $m	Fair value $m
	Financial assets:
	Equity securities available-for-sale	120	120
	Loans and receivables	145	145
		_____	_____
		265	265
		=====	=====

	Financial liabilities:
	£250m 6% bonds 2016	(391)	(429)
	£400m 3.875% bonds 2022	(614)	(601)
	Finance lease obligations	(213)	(246)
	Derivative financial instruments	(42)	(42)
	Other	(4)	(4)
		_____	_____
		(1,264)	(1,322)
		=====	=====

10.

Equity securities available-for-sale and derivatives are held in the Group statement of financial position at fair value as set out below.  The fair value of loans and receivables approximates book value based on prevailing market rates.  The fair value of the £250m and £400m bonds is based on their quoted market price. The fair value of finance lease obligations is calculated by discounting future cash flows at prevailing interest rates.

The Group uses the following valuation hierarchy to classify the carrying value of financial instruments that are measured at fair value;

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	Level 1 $m	Level 2 $m	Level 3 $m	2013 30 June Total $m
Assets
Equity securities available-for-sale	8	-	112	120

Liabilities
Derivative financial instruments	-	(42)	-	(42)

The Level 2 derivative financial instruments consist of currency swaps which are valued using data from observable swap curves, adjusted to take account of the Group's own credit risk.

The Level 3 equity securities relate to investments in unlisted shares which are valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets.  The average P/E ratio used for the period was 19.7 and a non-marketability factor of 30% is applied.

A 10% increase in the average P/E ratio would result in a $4m increase in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $4m decrease in the fair value of the investments.  A 10% increase in net assets would result in a $5m increase in the fair value of investments and a 10% decrease in net assets would result in a $5m decrease in the fair value of the investments.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the period:

				2013 30 June $m

At 1 January 2013				94
Additions				7
Valuation gains recognised in other comprehensive income				11
				____
At 30 June 2013				112
				====

11.	Commitments and contingencies

At 30 June 2013, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $63m (2012 31 December $81m; 30 June $32m).  The Group has also committed to invest up to $60m in two investments accounted for under the equity method of which $43m had been spent at 30 June 2013.

At 30 June 2013, the Group had contingent liabilities of $2m (2012 31 December $1m; 30 June $5m).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $47m (2012 31 December $50m; 30 June $34m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  In particular, the Group is currently subject to an Office of Fair Trading enquiry in the UK and class action law suits in the US.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 11. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of half-yearly financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
London
5 August 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	6 August 2013